EX-1.02
iRobot Corporation, Inc.
Conflict Minerals Report
For Calendar Year 2013

iRobot Corporation (the “Company”) submits this Conflict Minerals Report for Calendar Year 2013 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). The Company engages in the production (through contract manufacturers) and sale of Home, Defense and Security, and Remote Presence Robots. These include robotic vacuums and floor cleaners; surveillance robots; and telepresence robots. These robots are produced for the Company by six contract manufacturers. There are 15 major suppliers of materials to these contract manufacturers or directly to the Company itself.
Based on inquiries to its contract manufacturers, and the key suppliers to those manufacturers, the Company has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality or production of certain robotic products (and accessories) that were contracted to be manufactured by the Company during the 2013 calendar year. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry and engaged in due diligence to determine whether any of those conflict minerals originated in the Democratic Republic of Congo (“DRC”) or any adjoining country (as defined in Item 1.01(d)(1) of Form SD), or from recycled or scrap sources (as defined in Item 1.01(d)(6) of Form SD).
(1) Due Diligence:
The Company has undertaken the following measures in order to determine the source and chain of custody of any conflict minerals in its products. These measures have been undertaken to conform with the due diligence framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2011), and its Supplements on Tin, Tantalum, and Tungsten (2011) and Gold (2012).
The Company:

1.
Developed and adopted global policies identifying the requirements of the Rule and related requirements of suppliers. The Company’s Conflict Minerals Policy, which can be found on the Company’s website, emphasizes the Company’s commitment to conduct reasonable due diligence on its supply chain to assure that conflict minerals in its products are not being sourced from mines in the DRC or an adjoining country controlled by non-government military groups or unlawful military functions, and that the Company will not knowingly use minerals that are not conflict-free.

2.	Established internal roles and responsibilities within the Company that encompassed cross functional support of management within its Internal Audit, Supply Chain, Finance, and Legal Departments.

3.
Provided training on Rule 13p-1 to key personnel responsible for administering compliance efforts. This included familiarizing key personnel with the requirements of the Rule and the Company’s policy of using due diligence to determine the source of any conflict minerals in its products and not knowingly utilizing any conflict minerals that are not conflict-free.

4.
Modified new and renewing contractual language with suppliers to require them to represent and warrant full compliance with the Rule, and to cooperate with the Company’s material declarations in identifying the original source and types of conflict minerals contained in the Company’s products.

5.
Provided training to all six contract manufacturers and fifteen key suppliers of major components, which was designed to summarize Rule 13p-1 and its requirements and to identify the Company’s expectations of suppliers to provide information necessary for compliance with the Rule.

6.
Requested that all six of the Company’s contract manufacturers, and the fifteen key suppliers of major components to those contract manufacturers, complete the Electronic Industry Citizenship Coalition (“EICC”) survey on sourcing information, which is designed to obtain information dealing with whether materials manufactured or supplied by these entities contain conflict minerals, the type of conflict mineral involved, the source of the conflict mineral, and whether the conflict mineral is or is not conflict-free. As of the date of this Conflict Minerals Report, all six contract manufacturers, and all but one of the key suppliers, have responded at least in part to the survey, although most of the respondents have indicated their inquiries into the source of any conflict minerals contained in their materials are not yet complete. The Company has followed up with some of these entities. All data received thus far has been recorded in a database that will be available for reference in all future requests.

7.	Posted this Conflict Minerals Report on its Internet website.

At this time, the Company has no reason to believe that any conflict minerals utilized in products that it contracts to manufacture derive from the DRC or an adjoining country. However, as noted above, the Company’s contract manufacturers and suppliers have not yet completed their inquiries into the source of any conflict minerals contained in their products. Pursuant to the April 29, 2014 “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule,” issued by Keith F. Higgins, Director, SEC Division of Corporation Finance, the Company is not required to describe its products as “DRC Conflict Free” or “DRC Conflict Undeterminable.” Moreover, the Company is not required to, and has not, obtained an independent private sector audit of this Conflict Minerals Report.
(2) Product Description:
A list of the major products contracted to be manufactured by the Company that contain or may contain conflict minerals is attached as Exhibit A to this Conflict Minerals Report. Based on the Company’s due diligence efforts so far, the Company is unable to state the source of the conflict minerals, including the precise facilities that produced them or the country of origin of the conflict minerals. The efforts that have been undertaken by the Company to determine the source of the conflict minerals are described above.

iRobot Corporation
Exhibit A to Conflict Minerals Report for Calendar Year 2013
The following products that are contracted to be manufactured by iRobot Corporation do or may contain conflict minerals.
Home Robots:

•	Roomba - robotic vacuum

•	Scooba - robotic floor scrubber

•	Braava and Mint - robotic floor mop
Defense and Security:

•	FirstLook - robots

•	SUGV - robots

•	PackBot - robots

•	Warrior - robots
Remote Presence:

•	RP Vita - robotic telepresence robots

•	Ava 500 - robotic telepresence robots